Exhibit 99.1

News Release

NORBORD REPORTS RECORD 2017 EARNINGS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

2017 HIGHLIGHTS

•	Adjusted earnings more than doubled from 2016 to $4.49 per diluted share

•	Adjusted EBITDA increased 75% year-over-year to $672 million

•	Record production at nine mills

•	Commenced operations at both Huguley, Alabama and Inverness, Scotland mills

•	Matched best-ever safety performance with OSHA total recordable injury rate of 0.74

•	Declared quarterly dividend of C $0.60 per share for shareholders of record on March 1, 2018

TORONTO, ON (February 2, 2018) – Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $204 million for the fourth quarter of 2017 versus $200 million in the prior quarter and $115 million in the fourth quarter of 2016. For the full-year 2017, Norbord recorded Adjusted EBITDA of $672 million compared to $385 million in 2016 on higher North American OSB prices and shipment volumes. North American operations generated Adjusted EBITDA of $638 million compared to $352 million in the prior year and European operations delivered Adjusted EBITDA of $41 million, in line with the prior year.

“2017 was an outstanding year for Norbord and we delivered record Adjusted EBITDA of $672 million, said Peter Wijnbergen, Norbord’s President and CEO. “US housing starts continued to improve, led by stronger growth in the single-family segment, driving increased North American OSB demand and prices. Our European business had another solid year due to record sales volume and improved prices for all our panel products across our key markets.”

“Norbord’s mills in both North America and Europe continued to deliver strong operational results, with nine of our 15 operating mills setting annual production records in 2017. We matched our best-ever safety performance, even as we completed two complex strategic capital projects at our mills in Huguley, Alabama and Inverness, Scotland. Finally, the strong operating cash flow we generated this year and the long-term debt we permanently repaid significantly strengthened our balance sheet, while reinvesting more than $250 million in our mills and returning $101 million in dividends to our shareholders.”

“Looking ahead, we have great momentum as we enter 2018. Demand in all our core markets remains strong. In North America, we expect new home construction activity and other OSB end uses to support further demand growth, keeping pace with the additional industry supply that is being brought back online. Meanwhile, our European business is poised for improved earnings next year as OSB substitution for plywood drives accelerated demand growth in our core UK and German markets.”

Norbord recorded Adjusted earnings of $123 million or $1.41 per diluted share ($1.42 per basic share) in the fourth quarter of 2017 versus $121 million or $1.39 per diluted share ($1.40 per basic share) in the third quarter of 2017 and $55 million or $0.64 per share (basic and diluted) in the fourth quarter of 2016. For the full-year 2017, Norbord recorded Adjusted earnings of $389 million or $4.49 per diluted share

($4.51 per basic share) versus $174 million or $2.02 per diluted share ($2.03 per basic share) in 2016. Adjusted earnings exclude non-recurring or other items and use a normalized income tax rate:

$ millions	Q4-2017	Q3-2017	Q4-2016	2017	2016
Earnings	158	130	61	434	183
Adjusted for:
Loss on disposal of assets	3	2	—	12	—
Stock-based compensation and related costs	—	1	1	3	2
Pre-operating costs related to Inverness project	—	1	—	1	—
Gain on asset exchange	—	—	(16)	—	(16)
Costs to achieve merger synergies	—	—	1	—	8
Costs related to High Level fire	—	—	—	—	1
Reported income tax expense	8	32	29	83	61

Adjusted pre-tax earnings	169	166	76	533	239
Income tax expense at statutory rate	(46)	(45)	(21)	(144)	(65)

Adjusted earnings	123	121	55	389	174

The reported fourth quarter and full-year 2017 income tax expense includes a non-recurring $35 million net recovery due to the impact of the US corporate tax rate reduction from 35% to 21% on the remeasurement of deferred tax assets and liabilities under the Tax Cuts and Jobs Act enacted in December 2017.

Market Conditions

In North America, US housing starts were approximately 1.20 million in 2017, up 3% from 1.17 million in 2016, and the December seasonally adjusted annualized pace of permits, the more forward-looking indicator, was 1.30 million. Single family starts, which use approximately three times more OSB than multifamily, increased by 9% in 2017 and represented 71% of total starts, up from 67% in 2016. US housing economists are forecasting 2018 starts of approximately 1.28 million, which suggests a further 7% year-over-year improvement.

According to APA–The Engineered Wood Association, North American OSB production, which represents demand on the industry’s mills, increased by 4% in 2017 to approximately 22.7 Bsf ( 3⁄8-inch basis), or 91% of the industry’s operating capacity. This compares to an estimated utilization rate of 88% in 2016.

North American benchmark OSB prices improved significantly in 2017, moving steadily higher for most of the year and reaching multi-year highs in the fall following hurricanes in the US South that temporarily pushed demand even further. The North Central benchmark OSB price ranged from a low of $270 per Msf (7/16-inch basis) in February to a high of $455 per Msf in October, finished the year at $305 per Msf and averaged $353 per Msf for the year. The table below summarizes benchmark OSB prices ($ per Msf, 7/16-inch basis) by region for the relevant periods:

North American region	% of Norbord’s operating capacity	Q4-2017	Q3-2017	Q4-2016	2017	2016
North Central	14%	379	409	285	353	269
South East	38%	355	354	263	330	245
Western Canada	30%	328	388	236	326	234

In Europe, Norbord’s core panel markets remained strong, with continued OSB demand growth in both the UK and Germany. In the UK, where three of Norbord’s four European mills are located, GDP growth was 2%, unemployment remained below 5% and housing starts activity improved. In Germany, Norbord’s largest continental European market, GDP growth increased while housing starts pulled back slightly after eight years of consecutive growth. In local currency terms, full-year average panel prices improved 11% from 2016.

Performance

North American OSB shipments for the fourth quarter were up 2% versus the third quarter and were 2% lower versus the same quarter last year due to fewer fiscal days in the current quarter. Shipments for the full year increased 3% compared to the prior year. Approximately 25% of Norbord’s 2017 North American OSB sales volume went to specialty end-uses (industrial applications and export markets) compared to 22% in 2016, which is continued progress toward the Company’s long-term goal of 50%. For the full year, Norbord’s operating OSB mills produced at 96% of capacity (excluding the Chambord, Quebec mill and the portion of the year that the Huguley, Alabama mill remained curtailed), up from 94% in 2016 and in line with the increase in shipments. Annual production records were achieved at seven of the Company’s North American OSB mills.

Norbord’s full-year North American OSB cash production costs per unit (before mill profit share) increased 5% versus 2016 as productivity gains were more than offset by higher resin prices and the costs incurred to restart the Huguley, Alabama mill.

In Europe, shipments increased 5% over the prior year. All European panel mills ran on full production schedules during the year, excluding maintenance and holiday shutdowns, producing at 99% of capacity in 2017 (excluding the portion of the year that the new OSB line at Inverness, Scotland was being constructed), in line with 2016. During the fourth quarter of 2017, Norbord’s stated annual European capacity was increased by 325 MMsf (3/8-inch basis), reflecting the completion of the new OSB line at Inverness, Scotland. Annual production records were achieved at two of the Company’s European mills.

Norbord’s mills delivered Margin Improvement Program (MIP) gains of $12 million in 2017, primarily from improved productivity and lower raw material use, partially offset by higher supplies and maintenance-related costs incurred to ensure mill production reliability in strong markets as well as costs associated with executing on strategic initiatives. These costs include adding in-house technical and engineering expertise to support the execution of capital projects in addition to investing in sales, marketing and production resources and capabilities to execute on the Company’s North American specialty products market strategy. MIP gains are measured relative to the prior year at constant prices and exchange rates.

Capital investments totaled $257 million (including intangible assets) in 2017, including $101 million related to the Inverness, Scotland project, $37 million for the Huguley, Alabama mill restart and several debottlenecking and cost reduction projects across the Company’s mills. Norbord’s 2018 capital expenditure budget is $175 million for projects focused on reducing manufacturing costs and increasing productivity across the mills, as well as investments to support the Company’s strategy to increase the production of specialty products for industrial and export markets.

Operating working capital increased by $9 million during the year to $127 million at year-end, as higher accounts receivable and inventory was mostly offset by higher accounts payable and accrued liabilities. Working capital continues to be managed at minimal levels across the Company.

At year-end, Norbord had unutilized liquidity of $592 million, consisting of $241 million in cash and $351 million in unused credit lines. The Company’s tangible net worth was $1,248 million and net debt to total capitalization on a book basis was 21%, with both ratios well within bank covenants.

Dividend

The Board of Directors declared a quarterly dividend of C $0.60 per common share, payable on March 21, 2018 to shareholders of record on March 1, 2018. Any dividends reinvested on March 21, 2018 under the Company’s Dividend Reinvestment Plan will be used by the transfer agent to purchase common shares from Norbord’s treasury.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bloomberg FX Fixings Service (BFIX) noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the BFIX noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, AST Trust Company (Canada), by phone at 1-800-387-0825 or by email at inquiries@canstockta.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Additional Information

Norbord’s year-end 2017 letter to shareholders, news release, management’s discussion and analysis, annual consolidated audited financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Friday, February 2, 2018 at 11:00 a.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until March 4, 2018 by dialing 1-888-203-1112 or 647-436-0148 (passcode 4697357 and pin 5602). Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,750 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the February 1, 2018 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2017 Management’s Discussion and Analysis dated February 1, 2018.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding. Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2017 Management’s Discussion and Analysis dated February 1, 2018 for a quantitative reconciliation of Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share to earnings (the most directly comparable IFRS measure).

Peter Wijnbergen

President & CEO

February 2, 2018

To Our Shareholders:

2017 was a record year for Norbord. Our full-year Adjusted EBITDA of $672 million was a 75% improvement over our 2016 result. Our success last year was a function of solid operational performance and ongoing growth in OSB demand which resulted in strong markets in both North America and Europe. During the year, we continued to invest in our mills to ensure we will be able to meet our growing customer demand, permanently paid down long-term debt and increased our quarterly dividend three times. Our strong performance was reflected in our share price, with our stock trading approximately 25% higher year-over-year.

2017 in Review: Delivering on Our Strategy

Against a backdrop of strong OSB demand, we remained focused on the efficient operation of our mills and continued to allocate capital according to our priorities of reinvesting in the business, optimizing our capital structure and returning cash to shareholders.

Production – We increased total production volume by 4%, with annual records at nine of our 15 operating mills.

Costs – Although manufacturing costs this year were negatively impacted by higher resin costs, the start of production at our expanded Inverness, Scotland mill and the restart of our curtailed Huguley, Alabama mill, Norbord remains the industry cost leader.

Growth – We invested more than $250 million in our mills, including the completion of two significant capital projects at Inverness and Huguley that each produced first board in September. Once fully ramped up, this additional capacity will help us meet growing customer demand in both of our core geographies. Building on the flexibility of our three continuous presses, we also made progress on our North American specialty products strategy. Our specialty product shipments increased 17%, including a 22% increase in exports to Asia and the commercialization of several new products. I’m pleased to report that all our incremental volume this year went into non-commodity product sales.

Balance Sheet – We significantly reduced our financial leverage in 2017, permanently paying down $200 million in long-term debt and reducing our net debt to capitalization ratio from 41% to 21%. We added more than $80 million in cash to the balance sheet, even after our substantial debt repayment, capital investments and dividend payments.

Shareholder Value – The quarterly dividend was increased three times during the year to C $0.60 per share, paying out a total of $101 million in 2017 and providing a 5% yield on our current share price.

We were also happy to see improved safety performance across our mill portfolio. In 2017, we matched our best-ever safety result (as measured by recordable injuries) with an Occupational Safety and Health Administration rate of 0.74. We believe that safety performance is an indicator of operational effectiveness and are pleased that our employees have demonstrated a commitment to safety while improving mill productivity and delivering on our two significant strategic capital projects at Inverness and Huguley.

Our excellent year was the result of strong performance in both of our key markets. In North America, benchmark OSB prices increased 31% year-over-year and reached multi-year highs on the strength of continued economic growth and solid market fundamentals. US housing starts, the largest single end-use of OSB, increased 3% over last year to 1.2 million, with the pace of the single-family component reaching its highest level in six years. We also saw significant growth in our specialty products sales volumes, a key component of our long-term diversification strategy. Our specialty sales, which include industrial and export, now represent the equivalent of three mills’ worth of annual production at Norbord. These are encouraging steps forward as part of our long-term goal to have specialty products represent 50% of our North American volume.

In Europe, our panel business delivered record panel sales volume. We also saw strong price momentum for all our panel products across our core markets, supported by ongoing demand growth and currency-aided substitution of OSB for plywood, which offset higher input costs, particularly resin. OSB substitution continues to accelerate in Europe, with its share of the structural panel market increasing from approximately 30% a decade ago to almost 50% today. Full-year European Adjusted EBITDA was in line with 2016 and continues to provide valuable stability to our company-wide earnings.

Looking Ahead: Maintaining Momentum in 2018

We expect 2018 to be another strong year for Norbord, building on the outstanding results in 2017. The fundamentals in our key markets remain favourable and we look forward to further growth from all segments of our business. We continue to invest in our mills so that we are well positioned to benefit from increasing near-term demand while also pursuing our longer-term objective to reduce earnings volatility by growing our specialty product volumes.

In North America, US housing starts are expected to increase by approximately 7%, led by continued strength in the single-family component as millennials are now becoming first-time home buyers. Combined with further growth in other OSB end uses and limited volumes expected from capacity restarts in ramp-up mode, we believe that the industry demand-to-capacity ratio will remain firm.

We also expect our European business to have an excellent year. While production from our expanded Inverness mill will not increase markedly from 2017 as we shift from the old lines to the new, we believe we will see further price momentum in 2018. Looking ahead to 2019 and beyond, the additional capacity at Inverness will position us to benefit from ongoing demand growth and the trend of OSB substitution for plywood.

For a number of years, we have focused our strategy to ensure we are positioned to benefit from increasing OSB demand, and are pleased to see solid results from this strategy in the past year. As we look ahead at the continuing strong demand forecast, we are optimistic about our ability to generate robust results for our shareholders.

We will continue to reinvest in our mills in 2018. We have plans for $175 million in capital investments which include a range of upgrades to enable us to continue improving mill productivity, reduce manufacturing costs and expand production of specialty products. The budget also includes higher maintenance investments to ensure our mills can operate reliably in the current high OSB demand environment. The preliminary engineering work at our Chambord, Quebec mill is progressing and we expect to begin investing in certain long lead-time items to prepare it for an eventual restart. A restart decision has not yet been made and, similar to our approach at Huguley, we will continue to evaluate the timing of a comprehensive investment at Chambord based on demand from our key customers.

We are also committed to having a more flexible balance sheet this cycle. We’ve already made significant progress in the past year and our next opportunity to significantly reduce debt will be our $240 million bond maturity in 2020.

Finally, we remain committed to returning excess cash to shareholders. To-date, we have accomplished this through our variable dividend policy and continue to evaluate all other options.

In closing, I would like to recognize Mike Dawson who retired as Senior Vice President of Sales, Marketing and Logistics at the end of January. Mike spent 27 years with Norbord and made a number of lasting contributions to our company and our relationships with customers. On behalf of everyone at Norbord, I would like to thank Mike for his service and wish him well for the future. I would also like to welcome Bruce Alexander as Mike’s successor. Bruce is a seasoned executive with over 25 years of experience in the wood products industry, having worked in various corporate development, operations management, and sales and marketing roles. We are pleased to have Bruce on our team and are confident he will maintain Norbord’s reputation for best-in-class customer service.

Thank you for your continuing support of Norbord.

/s/ Peter Wijnbergen

This letter includes forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance, market outlook, and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2017 Management’s Discussion and Analysis dated February 1, 2018.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings per share as Adjusted earnings divided by the weighted average number of common shares outstanding. Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s 2017 Management’s Discussion and Analysis dated February 1, 2018 for a quantitative reconciliation of Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share to earnings (the most directly comparable IFRS measure).

Consolidated Balance Sheets

(US $ millions)	Dec 31, 2017	Dec 31, 2016
Assets
Current assets
Cash and cash equivalents	$241	$161
Accounts receivable	174	141
Taxes receivable	1	—
Inventory	224	185
Prepaids	11	10

	651	497
Non-current assets
Property, plant and equipment	1,421	1,262
Intangible assets	24	22
Deferred income tax assets	4	4
Other assets	3	14

	1,452	1,302

	$2,103	$1,799

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$282	$218
Taxes payable	74	1
Current portion of long-term debt	—	200

	356	419
Non-current liabilities
Long-term debt	548	546
Other liabilities	29	27
Deferred income tax liabilities	151	157

	728	730

Shareholders’ equity	1,019	650

	$2,103	$1,799

Consolidated Statements of Earnings

Years ended December 31 (US $ millions, except per share information)	2017	2016
Sales	$2,177	$1,766
Cost of sales	(1,499)	(1,378)
General and administrative expenses	(10)	(14)
Depreciation and amortization	(107)	(94)
Loss on disposal of assets	(12)	—

Operating income	549	280
Non-operating (expense) income:
Finance costs	(32)	(52)
Gain on asset exchange	—	16

Earnings before income tax	517	244
Income tax expense	(81)	(61)

Earnings	$436	$183

Earnings per common share
Basic	$5.06	$2.14
Diluted	5.03	2.13

Consolidated Statements of Comprehensive Income

Years ended December 31 (US $ millions)	2017	2016
Earnings	$436	$183
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial (loss) gain on post-employment obligation	(3)	5
Items that may be reclassified subsequently to earnings:
Foreign currency translation gain (loss) on foreign operations	29	(37)

Other comprehensive income (loss), net of tax	26	(32)

Comprehensive income	$462	$151

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31 (US $ millions)	2017	2016
Share capital
Balance, beginning of year	$1,341	$1,334
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	9	7

Balance, end of year	$1,350	$1,341

Merger reserve	$(96)	$(96)

Contributed surplus
Balance, beginning of year	$9	$10
Stock-based compensation	1	1
Stock options exercised	(2)	(2)

Balance, end of year	$8	$9

Retained deficit
Balance, beginning of year	$(402)	$(559)
Earnings	436	183
Common share dividends	(101)	(26)

Balance, end of year(i)	$(67)	$(402)

Accumulated other comprehensive loss
Balance, beginning of year	$(202)	$(170)
Other comprehensive income (loss)	26	(32)

Balance, end of year	$(176)	$(202)

Shareholders’ equity	$1,019	$650

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings (deficit)	196	(139)

	$(67)	$(402)

Consolidated Statements of Cash Flows

Years ended December 31 (US $ millions)	2017	2016
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings	$436	$183
Items not affecting cash:
Depreciation and amortization	107	94
Deferred income tax	(9)	57
Gain on asset exchange	—	(16)
Loss on disposal of assets	12	—
Other items	(8)	(2)

	538	316
Net change in non-cash operating working capital balances	(18)	(5)
Net change in taxes receivable, taxes payable and investment tax credit receivable	88	2

	608	313

Investing activities
Investment in property, plant and equipment	(240)	(95)
Investment in intangible assets	(4)	(6)
Proceeds received on asset exchange	—	7

	(244)	(94)

Financing activities
Common share dividends paid	(101)	(26)
Repayment of debt	(200)	—
Issue of common shares	7	4
Accounts receivable securitization repayments, net	—	(30)

	(294)	(52)

Foreign exchange revaluation on cash and cash equivalents held	10	(15)

Cash and cash equivalents
Increase during year	80	152
Balance, beginning of year	161	9

Balance, end of year	$241	$161